Exhibit 4.6

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the three and nine month periods ended February 28, 2014

Dated April 9, 2014

TABLE OF CONTENTS

INTRODUCTION	1
THIRD QUARTER FISCAL 2014 HIGHLIGHTS	2
COMPANY OVERVIEW	3
INDUSTRY OVERVIEW	4
RECENT EVENTS	6
FINANCIAL PERFORMANCE	7
OUTLOOK	17
LIQUIDITY AND CAPITAL RESOURCES	18
INDEBTEDNESS	19
CAPITAL EXPENDITURES	20
CONTRACTUAL OBLIGATIONS	20
OFF BALANCE SHEET ARRANGEMENTS	21
RELATED PARTY TRANSACTIONS	21
CONTINGENCIES	21
QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS	22
CRITICAL ACCOUNTING ESTIMATES	22
STANDARDS ADOPTED	24
FUTURE ACCOUNTING STANDARDS	24
NON-IFRS FINANCIAL MEASURES	25
CONTROLS AND PROCEDURES	29
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	29
MARKET AND INDUSTRY DATA	30
RISK FACTORS	30
ADDITIONAL INFORMATION	32
COMMON SHARE TRADING INFORMATION	32
GLOSSARY OF TERMS	33

INTRODUCTION

Bauer Performance Sports Ltd. (the “Company”) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball equipment as well as related apparel, including soccer apparel, and accessories. The Company has the most recognized and strongest brand in the ice hockey equipment industry, and holds the top market share position in both ice and roller hockey. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, COMBAT, and INARIA brand names and are distributed by sales representatives and independent distributors throughout the world. We are focused on building the Company’s leadership position and growing market share in all product categories through continued innovation at every level.

This management’s discussion and analysis (“MD&A”) dated April 9, 2014 is intended to assist the readers in understanding the Company, its business environment, strategies, performance, and risk factors. It should be read in conjunction with our unaudited condensed consolidated interim financial statements, including the related notes, for the three and nine month periods ended February 28, 2014 and our audited consolidated financial statements, including the related notes, for the fiscal year ended May 31, 2013. Financial data has been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed consolidated interim financial statements and the audited consolidated financial statements, and related MD&A, are available on the Company’s website at www.bauerperformancesports.com and on SEDAR at www.sedar.com.

As of February 28, 2014, the Company directly or indirectly owns all of the equity interests in each of Bauer Hockey, Inc., Bauer Hockey Corp., Bauer Performance Lacrosse Inc., Bauer Performance Uniforms Corp., Bauer Performance Sports Uniforms Inc., BPS Diamond Sports Corp., BPS Diamond Sports Inc., BPS Greenland Corp. and BPS Greenland Inc. The Company, together with its consolidated subsidiaries, is referred to as the “Company”, “we”, “us”, or “our”.

All references to “Fiscal 2014”, “Fiscal 2013” and “Fiscal 2012” are to the Company’s fiscal year ending May 31, 2014, fiscal year ended May 31, 2013, and fiscal year ended May 31, 2012, respectively. Unless otherwise indicated, all references to “$” and “dollars” in this MD&A mean U.S. dollars. Any references to market share data and market size are based on wholesale revenues unless otherwise indicated.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. It is unlikely that these measures could be compared to similar measures presented by other companies. See “Financial Performance” and “Non-IFRS Financial Measures.”

Forward-looking statements are included in this MD&A. See “Caution Regarding Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the assumptions relating to market and industry data statements included in this MD&A, see the “Market and Industry Data” section. For a description of the risks relating to the Company, refer to the “Risk Factors” section of this MD&A and the “Risk Factors” section of the Company’s Annual Information Form dated August 27, 2013, available on SEDAR at www.sedar.com.

Please refer to the “Glossary of Terms” section for a list of defined terms used herein but not otherwise defined.

THIRD QUARTER FISCAL 2014 HIGHLIGHTS

(Unaudited)

($ in millions, except per share and ratio information)

			Change 2014
RESULTS FOR THE QUARTER	Q3 Fiscal 2014	Q3 Fiscal 2013	vs. 2013
Revenues	$62.2	$54.9	13.2%
Gross Profit	18.8	14.7	28.2%
Adjusted Gross Profit (1)	19.8	16.4	21.4%
Adjusted Gross Profit % (1)	31.8%	29.9%	1.9%
Adjusted EBITDA (1)	(3.0)	(3.8)	21.1%
Net income (loss)	(4.9)	(2.9)	(70.3)%
Adjusted Net Income (Loss) (1)	(4.2)	(4.2)	0.0%

PER SHARE ($) - DILUTED
Diluted EPS	$(0.14)	$(0.08)	(75.0)%
Adjusted EPS (1)	$(0.11)	$(0.11)	0.0%

FINANCIAL RATIOS
Leverage ratio	2.51	2.76	(9.1)%

(1)         Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

All comparisons are to the same quarter in the prior fiscal year unless otherwise stated.

•                  Revenues up 13.2% to a record $62.2 million (up 15.9% in constant currency)

•                  Ice hockey equipment revenues up 13.3% (in constant currency, excluding Canadian tariff reduction)

•                  Lacrosse revenues up 10.7%

•                  Apparel revenues up 34.9% (in constant currency) with growth in all categories

•                  Adjusted gross profit up 21.4% to $19.8 million, or as a percentage of revenues, up 190 basis points to 31.8%

•                  “Back-to-Hockey” bookings up 17.7% to $200.2 million (in constant currency) or up 12.1% to $190.1 million at current foreign exchange rates

The third quarter Fiscal 2014 financial results are in line with the estimates previously provided in the Company’s news release on March 19, 2014, which disclosed preliminary third quarter results.

Third Quarter Fiscal 2014 Financial Results

Revenues in the fiscal third quarter of 2014 increased 13.2% to $62.2 million compared to $54.9 million in the same year-ago quarter. On a constant currency basis, revenues were up 15.9%. The increase was due to strong sales in ice hockey equipment, the addition of Combat Sports, growth across all apparel categories, and continued growth in lacrosse. Apparel revenues grew 31.2% in the quarter due to the addition of hockey, lacrosse and soccer uniform sales, as well as a 60.2% increase in hockey bags, a 35.6% increase in off-ice team apparel and an 10.8% increase in lifestyle apparel.

Adjusted Gross Profit in the third quarter increased 21.4% to $19.8 million compared to $16.4 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit increased 190 basis points to 31.8% compared to 29.9% in the same year-ago period. The increase in adjusted gross margin was primarily driven by higher profit margins in ice hockey equipment.

Selling, general and administrative expenses in the third quarter increased 26.5% to $24.5 million compared to $19.4 million in the year-ago quarter, primarily due to higher acquisition-related costs, the addition of Combat Sports, and higher marketing costs as a result of the NHL Lockout in Fiscal 2013. As a percentage of revenues and excluding acquisition-related charges, costs related to share offerings and share-based payment expense, selling, general and administrative expenses were 32.8% compared to 31.3% of revenues in the year-ago quarter.

Research and development expenses in the third quarter increased 20.2% to $4.7 million compared to $4.0 million in the year-ago quarter, primarily due to product development efforts and the addition of Combat Sports. As a percentage of revenues, research and development expenses were 7.7% compared to 7.2% of revenues in the year-ago quarter.

Adjusted EBITDA improved to a loss of $3.0 million compared to a loss of $3.8 million in the year-ago quarter due to the higher Adjusted Gross Profit and favorable realized gains on derivatives.

Adjusted Net Loss in the third quarter was virtually unchanged compared to the prior year at $4.2 million or ($0.11) per adjusted diluted share.

On February 28, 2014, working capital was $179.9 million compared to $160.1 million one year ago, primarily due to the addition of Combat Sports, as well as higher inventory and accounts receivable due to the growth of the business. Total debt was $130.8 million compared to $140.3 million at February 28, 2013. The Company’s leverage ratio, defined as average net indebtedness divided by trailing twelve months EBITDA, continued to decline and stood at 2.51x as of February 28, 2014 compared to 2.76x one year ago.

Booking orders for the Company’s 2014 “Back-to-Hockey” season (April to September) increased 12.1% over 2013 to $190.1 million. On a constant currency basis, booking orders were up 17.7% to $200.2 million.

Third Quarter Fiscal 2014 Operational Highlights

•                  The Company entered into an agreement with Easton-Bell Sports to acquire the Easton Baseball/Softball business for $330 million in cash, subject to a working capital adjustment and acquisition costs, which, upon closing, would make the Company the No. 1 market leader in both hockey and diamond sports.

•                  Bauer Hockey unveiled BAUER OD1N, the most revolutionary line of equipment ever introduced to the sport of hockey. Taking two years to develop, the line includes the lightest hockey skate ever created, a fully personalized protective body suit and an ultra-lightweight goal pad constructed with advanced materials never before used in hockey.

•                  Combat Sports entered into an exclusive three-year agreement with Texas Tech University Softball to be its official supplier of elite softball bats and accessory products.

For further detail on our financial measures, please refer to the “Financial Performance” section.

COMPANY OVERVIEW

We design, develop, manufacture and sell performance sports equipment and accessories for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel, including soccer apparel. We have the most recognized and strongest brand in the ice hockey equipment industry, and hold the number one market share position in both the ice and roller hockey equipment industries. With an estimated 53% share of ice hockey equipment sales in Fiscal 2013, we have the leading share of the overall ice hockey equipment market, which we believe is in excess of all other brands combined. In roller hockey, we had an estimated 59% share of equipment sales in Fiscal 2013.

We have achieved this leadership position and growth profile in ice hockey by leveraging our world-class performance sports products platform and processes, and are using this platform to expand into new performance equipment and apparel categories and sports markets, which we have done successfully in the roller hockey and lacrosse equipment markets. With the Cascade Acquisition in June 2012, the Company strengthened its position in lacrosse, a sport which for the past five years has averaged approximately 9% participation growth in the United States, maintaining its long-held position as the country’s fastest growing team sport. With the Inaria Acquisition in October 2012, the Company strengthened its position in team apparel, establishing the Company as a “one-stop shop” in this growing segment of the market. With the Combat Acquisition in May 2013, the Company strengthened its research and development portfolio and expanded the Company’s high-performance platform into the sports of baseball and softball. With the pending acquisition of the Easton baseball and softball businesses (the “Easton Baseball/Softball Acquisition”), the Company will greatly enhance its performance sports platform by adding EASTON, the world’s leading and most iconic diamond sports brand, to the other strong brands in the Company’s portfolio. For more information on the Easton Baseball/Softball Acquisition, please see the “Recent Events - Easton Baseball/Softball Acquisition”, “Caution Regarding Forward-Looking Statements” and “Risk Factors” sections.

INDUSTRY OVERVIEW

The following provides an overview of the sports equipment and apparel markets we serve.

Ice Hockey

Ice Hockey Participation Rates and Demographics

Ice hockey is a team sport played in over 80 countries by more than an estimated six million people. While ice hockey is played around the world, the largest and most significant markets for ice hockey are Canada, the United States and a number of European countries, including the Nordic countries (principally, Sweden and Finland), Central European countries (principally, the Czech Republic, Germany, Switzerland, Austria and Slovakia) and Eastern European countries (principally, Russia).

Global registered hockey participation has grown, on average, 2% annually over the last eight years, and according to a 2013 report by the Sports and Fitness Industry Association (“SFIA”), ice hockey participation in the United States experienced a 5.1% increase from 2007 to 2012, including a 10.9% increase from 2011 to 2012. We believe that the global industry is currently growing at an annual rate in the low-to-mid single digits as growth rates in Eastern European countries (principally, Russia) and women’s hockey have exceeded that of the registered segment as a whole.

Ice Hockey Equipment and Related Apparel Industry

The global ice hockey equipment and related apparel industry has significant barriers to entry and is stable in certain regions and growing in others, such as the United States, Eastern Europe and Russia. Ice hockey equipment and related apparel sales are driven primarily by global ice hockey participation rates (registered and unregistered). Other drivers of equipment sales include demand creation efforts, the introduction of innovative products, a shorter product replacement cycle, general macroeconomic conditions, and the level of consumer discretionary spending. Management estimates that the global ice hockey equipment market (which excludes related apparel, such as performance apparel, team jerseys and socks) totaled approximately $650 million in calendar 2013. Skates and sticks are the largest contributors to equipment sales, accounting for an estimated 60% of industry sales in calendar 2013.

Management estimates that over 85% of the ice hockey equipment market is attributable to three major competitors: BAUER, Reebok (which owns both the Reebok and CCM brands) and Easton, each of whom offers consumers a full range of products (skates, sticks and full protective equipment). The remaining equipment market is highly fragmented among many smaller equipment manufacturers offering specific products, catering to niche segments within the broader market. Management estimates that BAUER has the largest share of the market, which we believe is in excess of all other brands combined.

The following table shows our estimated ranking of the three major competitors referenced above, in total and by major product category:

Company	Total Market	Skates	Sticks	Helmets	Protective	Goalie
BAUER	#1	#1	#1	#1	#1	#1
Reebok/CCM	#2	#2	#2	#2	#2	#2
Easton Hockey	#3	#3	#3	#3	#3	n/a

Management estimates that the global ice hockey-related apparel market for calendar 2012 (which includes such items as performance apparel, team jerseys and socks) was approximately $375 million in size (excluding the impact of the NHL Lockout) and is growing at an annual rate which we believe exceeds that of the ice hockey equipment market. The related apparel market is more fragmented than the equipment market and includes a variety of larger and smaller participants. We expect consolidation in this market to occur in the coming years, in a manner similar to what has occurred in the ice hockey equipment industry.

Roller Hockey

Roller Hockey Participation Rates and Demographics

Roller hockey is a team sport played principally in the United States, particularly in warmer regions such as California. According to SFIA, in calendar 2012, total participation in the United States was reported to be 1.4 million participants, a 10.5% increase in participation from the previous year. Total participation in the United States experienced a 3.8% decrease from 2007 to 2012.

Roller Hockey Equipment and Related Apparel Industry

The roller hockey equipment and related apparel industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the roller hockey equipment market generated approximately $20 million in sales in calendar 2013.

Through our MISSION and BAUER brands, we believe we hold the number one and two market share positions in the roller hockey equipment market, and have a substantial lead over our primary competitors, including Reebok, Tour and a few small niche players who compete in sub-categories such as wheels and accessories.

Lacrosse

Lacrosse Participation Rates and Demographics

Lacrosse is a team sport played principally in the United States and Canada. According to US Lacrosse, Inc., lacrosse has been one of the fastest growing team sports in the United States, with participation growing at an annual compound growth rate of 10% from 2001 to 2012, with over 720,000 registered players in the United States in 2012. According to SFIA, total participation in the United States experienced an 8.9% increase from 2007 to 2012, including a 7.1% increase from 2011 to 2012. In Canada, we estimate that there are currently 150,000 participants. The drivers of this growth include: (i) the establishment and popularity of the National Lacrosse League and Major League Lacrosse, (ii) the rapid expansion of high school and youth programs, (iii) emerging growth outside of key lacrosse markets in the Mid-Atlantic and Northeastern United States, (iv) enhanced funding and popularity of the National Collegiate Athletic Association (“NCAA”) lacrosse programs, and (v) increased visibility of the sport in media and advertising.

Approximately 93% of lacrosse participants in the United States are under the age of 18, with 54% of participants in the youth (15 and under) category and 39% of participants in the high school category. Similar to ice hockey, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players grow out of their equipment.

Lacrosse Equipment and Related Apparel Industry

The North American lacrosse equipment and related apparel market is a high growth, emerging sports equipment market underpinned by strong growth in participation rates.

In calendar 2013, the United States lacrosse equipment market was estimated to be approximately $110 million in size while the Canadian market was estimated at approximately $10 million in size. Management estimates that the lacrosse market will continue to grow in the range of high single digits to low double digits for the next several years. The lacrosse equipment market is made up of four primary equipment categories: sticks (shafts and heads), gloves, helmets and protective equipment. Representing approximately 45% of calendar 2013 industry-wide United States sales, sticks currently make up the largest segment of the lacrosse equipment market.

The lacrosse equipment market is currently led by five major brands: Warrior, Brine, STX, MAVERIK and CASCADE. The Company’s three major competitors all offer full lines of lacrosse equipment products, while Cascade’s product offering is primarily focused on helmets. Through our MAVERIK and CASCADE brands, we estimate our lacrosse market share to be 25%.

Soccer

The most popular and widely-played sport in the world, global soccer participation is estimated to be approximately 265 million, according to the Fédération Internationale de Football Association (“FIFA”). In 2011, similar reports estimated that there were nearly one million registered soccer players in Canada and more than 4.5 million registered players in the United States. Management estimates the Canadian and United States soccer uniform market to be in excess of $300 million, including both registered players and recreational players.

Baseball / Softball

Baseball is experiencing growth in participation globally and remains one of the most popular sports in the United States, second only to basketball, according to SFIA. According to a report from SFIA, the total market size for baseball and softball equipment and related apparel in the United States was approximately $825 million in calendar 2012.

RECENT EVENTS

Easton Baseball/Softball Acquisition

On February 13, 2014, the Company entered into a definitive asset purchase agreement (the “Purchase Agreement”) with Easton-Bell Sports, Inc. and certain of its affiliates (the “Sellers”) to acquire substantially all of the assets and assume certain liabilities relating to the Sellers’ Easton baseball, softball, and lacrosse businesses (the “Acquired Businesses”) for $330 million in an all-cash transaction, subject to a working capital adjustment, plus acquisition costs. The Easton Baseball/Softball Acquisition will enhance our presence in the baseball and softball market as EASTON is the world’s leading diamond sports brand. The Easton Baseball/Softball Acquisition will also add valuable intellectual property and provide a counter-seasonal business to the Company’s existing revenue stream. Upon closing of the Easton Baseball/Softball Acquisition, the Company will own the EASTON brand and the Acquired Businesses. In connection with the Easton Baseball/Softball Acquisition, the Company will grant a license to the Sellers to permit the Sellers to use the EASTON name in their hockey and cycling businesses only. The Acquired Businesses will continue to operate out of Van Nuys, California and Salt Lake City, Utah. The Company and the Sellers have also agreed to settle certain intellectual property litigation matters related to patents held by the Company concurrently with the closing of the Easton Baseball/Softball Acquisition. The Company intends to finance the Easton Baseball/Softball Acquisition, and refinance certain existing indebtedness, with a combination of an approximately $200 million asset-backed revolving credit facility and approximately $450 million of senior secured loans. After the transaction closes, the Company intends to consider options it may have to reduce its leverage, including repaying a portion of the senior secured loans with the proceeds of public or private offerings of equity securities. There is no assurance that such transactions will be available on acceptable terms. For more details on the terms and conditions of the Purchase Agreement and the Easton Baseball/Softball Acquisition financing, please refer to the Company’s material change report dated February 24, 2014 which is available from the Company’s profile on www.sedar.com.

The 30-day waiting period related to the Company’s filing in connection with the Easton Baseball/Softball Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder, expired on March 17, 2014. Expiration of the 30-day waiting period satisfies one of the closing conditions of the Easton Baseball/Softball Acquisition.

The Easton Baseball/Softball Acquisition and the transaction financing are expected to close within two weeks from the date of this MD&A. Completion is subject to regulatory approvals and other customary closing conditions. For more information on the Easton Baseball/Softball Acquisition, please see the “Caution Regarding Forward-Looking Statements” and “Risk Factors” sections.

Bauer Hockey’s Grow the Game Initiative Develops Successful Model to Attract New Families to the Game

Bauer Hockey launched in 2012 an initiative to add 1 million new players globally to the game of hockey by 2022, double the recent industry growth rate. With Canada as the first phase, Bauer Hockey and Hockey Canada commissioned a research study to better understand why a large and growing percentage of Canadian families and their children may choose not to play hockey.

To overcome the perceived barriers identified in this study, including time commitment, cost, and safety, pilot programs were created to offer the game in a new way. These pilot programs, known as the Big Assist, provide access to hockey in a convenient and affordable way that maximizes fun. The Big Assist program typically lasts six weeks, cost $100 for equipment and enrollment, and provides a fun and welcoming environment for kids and their parents new to the game.

The first round of pilot programs was held this past winter in Scarborough, Ontario, and Halifax, Nova Scotia. Every on-ice Big Assist session was filled to capacity and approximately 84 percent of participants went on to sign up with their local minor hockey association. In a survey conducted after the programs, 100 percent of parents said they would recommend the program to a friend and, more importantly, 100 percent of respondents said their children had fun.

Bauer Hockey and Hockey Canada believe they now have a successful model for attracting new families to the game of hockey. The next phase is the expansion of the Big Assist pilot programs into four additional markets in Canada, the addition of a program director at the Company focused on this global initiative and additional global partnerships.

BAUER OD1N

Bauer Hockey unveiled BAUER OD1N, the most revolutionary line of equipment ever introduced to the sport of hockey. The equipment, which took two years to develop, includes the lightest hockey skate ever created, a fully personalized protective body suit and an ultra-lightweight goal pad constructed with materials never before used in hockey.

Texas Tech University Softball Renews Agreement with Combat Sports

Combat Sports entered into an exclusive three-year agreement with Texas Tech University Softball. COMBAT will continue to be the official supplier of elite softball bats and accessory products to Red Raiders Softball. The Red Raiders play Division I in the Big 12 Conference and are led by Head Coach Shanon Hays. Over the program’s 23 seasons, the team has made five NCAA tournament appearances, including in 2010, 2011 and 2012.

The Red Raiders will be swinging Combat Sports’ newest additions to their softball line — the PORTENT and WANTED FP. Both bats feature Combat Sports unique Seamless and Precision Molding Technologies which have helped position the brand as a leading innovator in the market.

Combat Sports and Softball.com Partnership

Combat Sports entered into a partnership with Softball.com, a Team Express company, for the upcoming United States Specialty Sports Association (“USSSA”) major slowpitch series. The partnership establishes a COMBAT and Softball.com team for the tournament, which is one of the highest levels of competitive men’s slowpitch softball in the United States. The partnership will reach beyond the tournament team competing in April 2014. It has several joint marketing components centered around driving slowpitch sales for both parties.

FINANCIAL PERFORMANCE

Key Performance Indicators

Key performance indicators which we use to manage our business and evaluate our financial results and operating performance include revenues, gross profit, selling, general and administrative (“SG&A”) expenses, research and development (“R&D”) expenses, net income, earnings per share, diluted earnings per share, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period results on a reported and constant dollar basis. Adjusted Net Income/Loss, Adjusted EPS, EBITDA, Adjusted EBITDA and Adjusted Gross Profit are non-IFRS measures that we use to assess the operating performance of the business. See the “Non-IFRS Financial Measures” section for the definition and reconciliation of Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA, Adjusted Gross Profit, and EBITDA used and presented by the Company to the most directly comparable IFRS measures.

Factors Affecting our Performance

Seasonality

Our business demonstrates substantial seasonality. We currently launch new hockey products over two seasons each fiscal year - the April to September period which we classify as the “Back-To-Hockey” season and the October to March period which we classify as the “Holiday” season. Generally, our highest sales volumes occur during the peak of the “Back-to-Hockey” season during the first quarter of our fiscal year, from June to August. The majority of our sales volumes for our “Holiday” season occur during the second quarter of our fiscal year. As our expanded high performance sports platform matures and continues to grow, we believe it will produce stronger financial results across multiple seasons.

•                  We typically launch core hockey products (excluding composite ice hockey sticks) in the “Back-to-Hockey” season, from April to September.

•                  Composite ice hockey stick products (among other products such as seasonal apparel and roller hockey equipment) have typically been launched during the “Holiday” season, from October to March, although the Company has, effective with the current “Back-to-Hockey” season, has adopted a schedule which will result in sticks being launched both in the “Back-to-Hockey” and “Holiday” seasons.

•                  In ice hockey, we have three families of products - VAPOR, SUPREME and NEXUS. In certain seasons, we will launch new products under more than one family (for example, in our 2013 “Back-to-Hockey” season, we launched new products under the VAPOR brand while in our 2014 “Back-to-Hockey” season we are launching new SUPREME and NEXUS products). The launch timing of our products may change in future periods.

•                  Roller hockey products are typically launched at retail during the “Holiday” season, from October to March.

•                  The launch of MAVERIK and CASCADE lacrosse products overlaps substantially with the “Holiday” season, from November to April.

•                  The launch of INARIA team apparel products overlaps substantially with the “Back-to-Hockey” season, from April to September.

•                  The launch of COMBAT products overlaps substantially with the “Holiday” season, from November to April.

Revenues

We generate revenues from the sale of performance sports equipment and related apparel and accessories. We offer various cooperative marketing incentive programs in North America to assist our sales channels with the marketing and selling of our products. These costs are recorded as a reduction of revenues.

Our current sales channels include (i) retailers in North America and the Nordic countries, and (ii) distributors throughout the rest of the world (principally, Western Europe, Eastern Europe, and Russia). Based on the regional mix, our revenues are generated in multiple currencies. For revenues, we are exposed to fluctuations of the U.S. dollar against the Canadian dollar, the euro, the Swedish krona, Norwegian krona and Danish krona.

The following table highlights revenues for the periods indicated:

			Period Over			Period Over
	Three Months Ended		Period Growth	Nine Months Ended		Period Growth
(millions of U.S. dollars,	February 28,		Rate	February 28,		Rate
except for percentages)	2014	2013	(1)	2014	2013	(2)
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
North America	$49.9	$42.7	16.8%	$250.6	$232.8	7.6%
Rest of world	12.3	12.2	0.6%	82.7	80.1	3.3%
Total Revenues	$62.2	$54.9	13.2%	$333.3	$312.9	6.5%

(1)        Three month period ended February 28, 2014 vs. the three month period ended February 28, 2013.

(2)        Nine month period ended February 28, 2014 vs. the nine month period ended February 28, 2013.

Cost of Goods Sold

Our cost of goods sold is comprised primarily of the cost of finished goods, materials and components purchased from our suppliers, manufacturing labour and overhead costs in our Liverpool, New York, Toronto, Ontario, Ottawa, Ontario and St. Jerome, Québec facilities, inventory provisions and write-offs, and warranty costs and supply chain-related costs, such as freight and tariff costs and warehousing. Our warranty costs result from a general warranty policy providing coverage against manufacturing defects. Warranties range from 30 days to one year from the date sold to the consumer, depending on the type of product. Our warranty costs are primarily driven by sales of composite ice hockey sticks. Amortization associated with certain acquired intangible assets, such as purchased technology and customer relationships, is also included in cost of goods sold. We also include non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory associated with certain acquired inventories.

We source the majority of our products in China and Thailand. As a result, our cost of goods sold is impacted by increases in labour and material costs in those countries, as well as by the fluctuation of foreign currencies against the U.S. dollar. In particular, we purchase a majority of our imported merchandise from suppliers in China and Thailand using U.S. dollars. Therefore, our cost of goods sold is impacted by the fluctuations of the Chinese renminbi and the Thai baht against the U.S. dollar and the fluctuation of the U.S. dollar against other Asian currencies, such as the Taiwan dollar. We do not currently hedge our exposure to fluctuations in the value of the Chinese renminbi and the Thai baht and other Asian currencies to the U.S. dollar. Instead, we enter into supplier agreements ranging from 6 to 12 months with respect to the U.S. dollar cost of our Asian-sourced finished goods. See also “Outlook” section.

As the Company generates significant revenues in Canadian dollars, yet purchases the majority of its inventory in U.S. dollars, we use foreign currency forward contracts to hedge part of our exposure to fluctuations in the value of the U.S. dollar against the Canadian dollar. The resulting realized gain/loss on derivatives are reported in Finance Costs/Income and are an economic offset to the cost of goods sold that are recorded in Gross Profit.

Selling, General and Administrative Expenses

Our SG&A expenses consist primarily of costs relating to our sales and marketing activities, including salaries, commissions and related personnel costs, customer order management and support activities, advertising, trade shows, and other promotional activities. Our marketing expenses include promotional costs for launching new products, advertising, and athlete endorsement costs. Our administrative expenses consist of costs relating to information systems, legal and finance functions, professional fees, insurance, and other corporate expenses. We also include share-based payment expense, costs relates to share offerings, and acquisition costs, including rebranding and integration costs, in SG&A expenses. We expect our SG&A expenses to increase following the closing of the Easton Baseball/Softball Acquisition and as we continue to grow our business.

Research and Development Expenses

R&D expenses consist primarily of salaries and related consulting expenses for technical personnel, contracts with leading research facilities, as well as materials and consumables used in product development. To date, no development costs have been capitalized. We incur most of our R&D expenses in Canada and are eligible to receive Scientific Research and Experimental Development investment tax credits for certain eligible expenditures. R&D expenses are net of investment tax credits. We currently expect our R&D expenses to grow modestly as we focus on enhancing and expanding our product lines.

Finance Costs/Income

Finance costs consist of interest expense, fair value losses on financial assets, impairment losses recognized on financial assets (other than trade receivables), losses on derivative instruments, and losses related to foreign exchange revaluation on recorded assets and liabilities.

Finance income consists of interest income on bank balances and past due customer accounts, fair value gains on financial assets, gains on derivative instruments, and gains related to foreign exchange revaluation on recorded assets and liabilities.

Interest expense is derived from the financing activities of the Company. The Company’s Amended Credit Facility consists of a $130.0 million Amended Term Loan, denominated in both Canadian dollars and U.S. dollars and a $145.0 million Amended Revolving Loan, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements. The Amended Credit Facility will be re-financed in connection with the debt financing related to the Easton Baseball/Softball Acquisition. Please see the “Indebtedness” section for a more detailed discussion of the Amended Credit Facility.

Interest income primarily reflects interest charged to our customers on past due receivable balances.

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to attempt to manage financial exposures that occur during the normal course of business. The Company’s hedging strategy can employ foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges, which are recorded on the consolidated statements of financial position at fair value. The Company primarily uses foreign currency forward contracts to hedge the effect of changes in currency exchange rates on its product costs (see “Financial Performance - Factors Affecting Our Performance - Cost of Goods Sold”). The resulting realized gain/loss on derivatives reported in Finance Costs/Income are an economic offset to the cost of goods sold that are recorded in the Company’s Gross Profit. The Company has not elected hedge accounting; therefore, the changes in the fair value of these derivatives are recognized as unrealized gains and losses through profit or loss each reporting period.

The Company’s reporting currency is the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in equity.

Transaction gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs/income in the period in which they occur. Balances on the statements of financial position are converted at the month-end foreign exchange rates or at historical exchange rates, and all profit and loss transactions are recognized at monthly average rates.

The majority of our transactions are processed in euros, Swedish kronas, Canadian dollars and U.S. dollars.

Impact of Foreign Exchange

In the MD&A, we provide the impact of foreign exchange on our various financial measures. These amounts reflect only the impact of translating the current period results at the monthly foreign exchange rates of the prior year period. This translation impact does not include the impact of foreign exchange on our direct material costs or our gains/losses on derivatives described above.

The following table summarizes the change in the reported U.S. dollars versus constant currency U.S. dollars for the three and nine month periods ended February 28, 2014 and February 28, 2013:

	Three Months Ended			Nine Months Ended
	February 28,	February 28,		February 28,	February 28,
	2014	2013	Impact of	2014	2013	Impact of
	Reported	Constant Currency	Foreign Exchange	Reported	Constant Currency	Foreign Exchange
Revenues	$62.2	$63.7	$(1.5)	$333.3	$337.1	$(3.8)
Gross Profit	$18.8	$19.4	$(0.6)	$116.5	$117.6	$(1.1)
Selling, general & administrative	$24.5	$24.9	$(0.4)	$77.8	$78.5	$(0.7)
Research & development	$4.7	$4.9	$(0.2)	$13.1	$13.4	$(0.3)
Adjusted EBITDA (1)	$(3.0)	$(2.8)	$(0.2)	$47.7	$48.3	$(0.6)

(1)         Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

The following table summarizes the average of the monthly exchange rates used to translate profit and loss transactions for the periods indicated, as reported by the Wall Street Journal:

	Three Months Ended			Nine Months Ended
	February 28,	February 28,		February 28,	February 28,
	2014	2013	% Change	2014	2013	% Change
CAD / USD	1.063	0.993	(7.0)%	1.044	0.999	(4.5)%
EUR / USD	0.734	0.764	3.9%	0.748	0.782	4.3%
SEK / USD	6.519	6.608	1.3%	6.535	6.758	3.3%

Income Taxes

The Company is subject to cash taxes in the United States, Canada and Europe for federal, state, and provincial income taxes, as applicable. The Company utilizes its tax loss carry forwards, tax credits and other tax assets, as available, to offset its taxable income.

Results of Operations

The selected consolidated financial information set out below for the three and nine month periods ended February 28, 2014 and February 28, 2013 has been derived from our unaudited condensed consolidated interim financial statements and related notes.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except for	February 28,	February 28,	February 28,	February 28,
percentages and per share amounts)	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$62.2	$54.9	$333.3	$312.9
Cost of goods sold	43.4	40.2	216.8	199.5
Gross profit	$18.8	$14.7	$116.5	$113.4
Operating expenses:
Selling, general & administrative	24.5	19.4	77.8	67.1
Research & development	4.7	4.0	13.1	11.5
Operating income (loss)	$(10.4)	$(8.7)	$25.6	$34.8
Finance costs (income)	(3.4)	(3.8)	(2.7)	6.0
Other expense (income)	0.1	0.1	0.1	0.1
Income tax expense (benefit)	(2.2)	(2.1)	8.4	9.5
Net income (loss)	$(4.9)	$(2.9)	$19.8	$19.2

Basic earnings (loss) per share	$(0.14)	$(0.08)	$0.56	$0.56
Diluted earnings (loss) per share	$(0.14)	$(0.08)	$0.53	$0.53

Adjusted Gross Profit (1)	$19.8	$16.4	$120.9	$117.1
Adjusted EBITDA (1)	$(3.0)	$(3.8)	$47.7	$48.3
Adjusted Net Income (Loss) (1)	$(4.2)	$(4.2)	$26.5	$26.0
Adjusted EPS (1)	$(0.11)	$(0.11)	$0.71	$0.72

Total assets	$391.8	$368.0	$391.8	$368.0
Total long-term liabilities	$129.2	$139.0	$129.2	$139.0

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.8%	73.2%	65.0%	63.8%
Gross profit	30.2%	26.8%	35.0%	36.2%
Operating expenses:
Selling, general & administrative	39.4%	35.3%	23.3%	21.4%
Research & development	7.6%	7.3%	3.9%	3.7%
Operating income (loss)	(16.7)%	(15.8)%	7.7%	11.1%
Finance costs (income)	(5.5)%	(6.9)%	(0.8)%	1.9%
Other expense (income)	0.2%	0.2%	0.0%	0.0%
Income tax expense (benefit)	(3.5)%	(3.8)%	2.5%	3.0%
Net income (loss)	(7.9)%	(5.3)%	5.9%	6.1%

Adjusted Gross Profit (1)	31.8%	29.9%	36.3%	37.4%
Adjusted EBITDA (1)	(4.8)%	(6.9)%	14.3%	15.4%
Adjusted Net Income (Loss) (1)	(6.8)%	(7.7)%	8.0%	8.3%

(1)         Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

Three months ended February 28, 2014 compared to three months ended February 28, 2013

Revenues

Revenues in the three month period ended February 28, 2014 increased by $7.3 million, or 13.2%, to $62.2 million due to strong growth in ice hockey equipment, the addition of Combat Sports revenues, growth in all apparel categories, and continued growth in lacrosse, partially offset by an unfavorable impact from foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction. Ice hockey equipment revenue growth of 13.3% (excluding the impact of foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction) was driven by an increase in skates, helmets, and protective sales due to the timing of booking orders, continued growth in our team business, higher repeat sales, and growth in accessories due to strong demand for the TUUK LIGHTSPEED EDGE holder and replaceable blades. The ice hockey equipment growth was partially offset by lower close-out orders and a decline in stick sales driven by lower repeat sales in the third quarter of Fiscal 2014 in anticipation of the NEXUS stick launch in April. Apparel revenues grew by 31.2% driven by strong growth in all apparel categories. Lacrosse sales increased 10.7% driven by strong sales of the new CASCADE “R” helmet, the launch of women’s product line, and higher bookings for Maverik products.

Excluding the impact of foreign exchange, revenues increased 15.9%, and excluding the impact of foreign exchange, the impact of lower wholesale prices as a result of the Canadian Tariff Reduction, and the impact of the Combat Acquisition, revenues increased 11.5%. Overall revenues in North America grew by 16.8% and increased by 0.6% in the rest of the world. The translation impact of foreign exchange in the three month period ended February 28, 2014 decreased our reported revenues by $1.5 million compared to the prior year.

Gross Profit

Gross profit in the three month period ended February 28, 2014 increased by $4.1 million, or 28.2%, to $18.8 million. Gross profit was favourably impacted by higher revenues, lower ice hockey equipment product costs, and a favourable impact due to the prior year non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Inaria Acquisition, partially offset by the cost of duty paid on products imported prior to the Canadian Tariff Reduction.

As a percentage of revenues, gross profit increased to 30.2% for the three month period ended February 28, 2014 from 26.8% in the three month period ended February 28, 2013 driven by the above items. The translation impact of foreign exchange in the three month period ended February 28, 2014 decreased gross profit by $0.5 million compared to the prior year. See “Financial Performance - Factors Affecting our Performance - Cost of Goods Sold” and the “Outlook” section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the three month period ended February 28, 2014 increased by $3.5 million, or 21.4%, to $19.8 million. Adjusted Gross Profit as a percentage of revenues increased to 31.8% for the three month period ended February 28, 2014 from 29.9% for the three month period ended February 28, 2013 driven by higher margins in our ice hockey equipment categories. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Financial Measures” section.

Selling, General and Administrative Expenses

SG&A expenses in the three month period ended February 28, 2014 increased $5.1 million, or 26.5%, to $24.5 million, due to higher acquisition-related costs, the addition of Combat Sports, and higher marketing costs. Excluding the impact of acquisition-related costs, costs related to share offerings, and share-based payment expense, our SG&A expenses increased by $3.2 million, or 18.6% to $20.4 million driven by higher legal expenses to support intellectual property litigation and related matters, the addition of SG&A expenses from the Combat Acquisition, higher endorsement expense as a result of the NHL Lockout in Fiscal 2013, and increased investments in our team uniforms business.

As a percentage of revenues, our SG&A expenses (including acquisition-related charges, costs related to share offerings, and share-based payment expense) increased to 39.4% for the three month period ended February 28, 2014 from 35.3% of revenues for the three month period ended February 28, 2013. Excluding acquisition-related charges, costs related to share offerings, and share-based payment expense, SG&A expenses as a percentage of revenue increased to 32.8% for the three month period ended February 28, 2014 from 31.3% of revenues for the three month period ended February 28, 2013. The translation impact of foreign exchange for the three month period ended February 28, 2014 decreased our reported SG&A expenses by $0.4 million compared to prior year.

Research and Development Expenses

R&D expenses in the three month period ended February 28, 2014 increased by $0.7 million, or 20.2%, to $4.7 million, due to our continued focus on product development efforts and the addition of Combat Sports. As a percentage of revenues, our R&D expenses increased to 7.6% for the three month period ended February 28, 2014 from 7.3% for the three month period ended February 28, 2013. The translation impact of foreign exchange for the three month period ended February 28, 2014 decreased our reported R&D expenses by $0.2 million compared to prior year.

Adjusted EBITDA

Adjusted EBITDA in the three month period ended February 28, 2014 increased $0.8 million, or 21.1%, to a loss of $3.0 million from a loss of $3.8 million due to higher Adjusted Gross Profit and a favourable change in the realized gain on derivatives, which are included in finance income, partially offset by higher R&D and SG&A expenses. As a percentage of revenues, Adjusted EBITDA improved to -4.8% for the three month period ended February 28, 2014 from -6.9% for the three month period ended February 28, 2013. Please see the Adjusted EBITDA table for the reconciliation of net income (loss) to Adjusted EBITDA in the “Non-IFRS Financial Measures” section.

Finance Costs/Income

Finance income in the three month period ended February 28, 2014 decreased by $0.4 million, or 8.0%, to $3.4 million due to an unfavourable change in the unrealized gain/loss on derivatives of $2.9 million, partially offset by a favourable change in the unrealized gain/loss on foreign exchange of $1.2 million, a favourable change in the realized gain/loss on derivatives of $1.0 million, and lower interest expense of $0.3 million.

Income Taxes

Income tax benefit in the three month period ended February 28, 2014 increased by $0.1 million to $2.2 million from $2.1 million in the three month period ended February 28, 2013. Current tax benefit for the period was $2.2 million and there was no deferred income tax benefit. The Company’s effective tax rate was 31.1% compared to 42.0% for the same period in the prior year. The change in the quarterly effective tax rate was mainly due to income tax expense incurred in the three months ended February 28, 2014 related to specific income tax matters that did not occur in the three months ended February 28, 2013.

Net Loss

Net loss in the three month period ended February 28, 2014 increased by $2.0 million, or 70.3%, to $4.9 million from a net loss of $2.9 million in the three month period ended February 28, 2013 driven by higher R&D and SG&A expenses and a lower unrealized gain on derivatives, partially offset by higher gross profit, a favourable change in the realized gain on derivatives, and lower interest expense. The translation impact of foreign exchange for the three month period ended February 28, 2014 increased our net income by $0.3 million compared to the prior year.

Adjusted Net Loss

Adjusted Net Loss in the three month period ended February 28, 2014 remained flat at $4.2 million as the operating results reflected in the Adjusted EBITDA section and lower interest expense, were offset by a lower tax rate and slightly higher depreciation and amortization. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in “Non-IFRS Financial Measures” section for the reconciliation of net income (loss) to Adjusted Net Income/Loss and Adjusted EPS.

Nine months ended February 28, 2014 compared to nine months ended February 28, 2013

Revenues

Revenues in the nine month period ended February 28, 2014 increased by $20.4 million, or 6.5%, to $333.3 million due to strong growth in all apparel categories, the addition of Combat Sports revenues, and continued growth in lacrosse, partially offset by unfavorable impacts from foreign exchange, and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction. Apparel revenues grew by 55.0% driven by the addition of hockey, lacrosse and soccer uniforms, 40.3%

growth in our base layer performance apparel, 36.0% growth in lifestyle apparel, and 31.5% growth in off-ice team apparel. Lacrosse sales increased 15.9% driven by strong demand for the new CASCADE “R” helmet, higher bookings for the new line of Maverik products, the launch of women’s product line, and nine months of Cascade sales in Fiscal 2014 as compared to eight months in Fiscal 2013. Excluding the impact of foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction, ice hockey equipment revenues increased $3.9 million, or 1.5%, driven by growth in key categories such as skates, protective, goalie, and replacement steel, partially offset by a slight decline in stick sales driven by the initial launch of the NEXUS sticks in the first quarter of Fiscal 2013.

Excluding the impact of foreign exchange, revenues increased 7.7%, and excluding the impact of foreign exchange, the impact of lower wholesale prices as a result of the Canadian Tariff Reduction, and the impact of the Inaria, Cascade, and Combat acquisitions, revenues increased 4.2%. Overall revenues in North America grew by 7.6% and increased by 3.3% in the rest of the world. The translation impact of foreign exchange in the nine month period ended February 28, 2014 decreased our reported revenues by $3.8 million compared to the prior year.

Gross Profit

Gross profit in the nine month period ended February 28, 2014 increased by $3.2 million, or 2.8%, to $116.5 million. Gross profit was favourably impacted by higher revenues, partially offset by the cost of duty paid on products imported prior to the Canadian Tariff Reduction, higher freight and distribution costs, and higher initial costs to support the growth in the uniforms business. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Financial Measures” section.

As a percentage of revenues, gross profit decreased to 35.0% for the nine month period ended February 28, 2014 from 36.2% in the nine month period ended February 28, 2013 driven by the above items. The translation impact of foreign exchange in the nine month period ended February 28, 2014 decreased gross profit by $1.1 million compared to the prior year. See “Financial Performance - Factors Affecting our Performance - Cost of Goods Sold” and the “Outlook” section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the nine month period ended February 28, 2014 increased by $3.8 million, or 3.3%, to $120.9 million. Adjusted Gross Profit as a percentage of revenues decreased to 36.3% for the nine month period ended February 28, 2014 from 37.4% for the nine month period ended February 28, 2013 driven by the factors described above except for the purchase accounting impacts, Inaria and Combat Sports fair value inventory adjustments, and the cost of duty paid on products imported prior to the Canadian Tariff Reduction, which are removed from Adjusted Gross Profit.

Selling, General and Administrative Expenses

SG&A expenses in the nine month period ended February 28, 2014 increased by $10.7 million, or 16.0%, to $77.8 million, due to the addition of Combat Sports, higher acquisition related-costs, nine months of Inaria expenses compared to expenses in only four and a half months of 2013, higher legal expenses to support intellectual property litigation and related matters, higher share-based payment expense, and increased investments in our team uniforms business. Excluding the impact of acquisition-related charges, costs related to share offerings, and share-based payment expense, SG&A expenses increased by $7.6 million, or 12.6%, to $67.7 million driven by SG&A expenses from acquisitions noted above, higher legal expenses to support intellectual property litigation and related matters, higher selling expenses to support higher revenues, and higher endorsement expense as a result of the NHL Lockout in Fiscal 2013.

As a percentage of revenues, our SG&A (including acquisition-related charges, costs related to share offerings, and share-based payment expense) increased to 23.3% for the nine month period ended February 28, 2014 from 21.4% of revenues for the nine month period ended February 28, 2013. Excluding the impact of acquisition-related charges, costs related to share offerings, and share-based payment expense, SG&A expenses as a percentage of revenues increased to 20.3% from 19.2% of revenues for the nine month period February 28, 2013. The translation impact of foreign exchange for the nine month period ended February 28, 2014 decreased our reported SG&A expenses by $0.7 million compared to prior year.

Research and Development Expenses

R&D expenses in the nine month period ended February 28, 2014 increased by $1.6 million, or 15.2%, to $13.1 million, due to the addition of Combat Sports and nine months of Inaria expenses compared to expenses in only four and a half months of Fiscal 2013. As a percentage of revenues, our R&D expenses increased to 3.9% for the nine month period ended February 28,

2014 from 3.7% of revenues for the nine month period ended February 28, 2013. The translation impact of foreign exchange for the nine month period ended February 28, 2014 increased our reported R&D expenses by $0.3 million compared to prior year.

Adjusted EBITDA

Adjusted EBITDA in the nine month period ended February 28, 2014 decreased $0.6 million, or 1.2%, to $47.7 million from $48.3 million for the nine month period ended February 28, 2013 due to higher R&D and SG&A expenses primarily resulting from the Fiscal 2013 mid-year acquisitions, which was partially offset by higher Adjusted Gross Profit and a favourable change in realized gain on derivatives. As a percentage of revenues, Adjusted EBITDA decreased to 14.3% for the nine month period ended February 28, 2014 from 15.4% for the nine month period ended February 28, 2013. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the “Non-IFRS Financial Measures” section.

Finance Costs/Income

Finance costs/income in the nine month period ended February 28, 2014 improved by $8.7 million, or 146.1%, to finance income of $2.7 million from finance costs of $6.0 million primarily due to a favourable change in the realized gain/loss on derivatives of $3.8 million, a favorable change in the realized and unrealized gain/loss on foreign exchange of $2.2 million, a $1.3 million higher unrealized gain on derivatives, and lower interest expense of $1.1 million.

Income Taxes

Income tax expense in the nine month period ended February 28, 2014 decreased by $1.1 million to $8.4 million from $9.5 million in the nine month period ended February 28, 2013. Current tax expense for the period was $8.0 million and the deferred income tax expense was $0.4 million. The Company’s effective tax rate was 29.8% compared to 33.1% for the same period in the prior year. The change in the effective tax rate was driven primarily by income tax expense incurred in the nine months ended February 28, 2013 related to specific income tax matters that did not recur in the nine months ended February 28, 2014 and an increased tax benefit for share-based payment expense in the current period when compared to the prior year.

Net Income

Net income in the nine month period ended February 28, 2014 increased by $0.6 million, or 3.3%, to $19.8 million from net income of $19.2 million in the nine month period ended February 28, 2013. This was driven by higher gross margin, a favourable change in both the realized and unrealized gain/loss on derivatives, lower interest expense, and lower taxes, partially offset by higher SG&A and R&D expenses. The translation impact of foreign exchange for the nine month period ended February 28, 2014 increased our net income by $0.9 million compared to prior year.

Adjusted Net Income

Adjusted Net Income in the nine month period ended February 28, 2014 increased by $0.5 million, or 1.8%, to $26.5 million from $26.0 million in the nine month period ended February 28, 2013 driven by the operating results reflected in the Adjusted EBITDA section, which was more than offset by lower interest expense. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in the “Non-IFRS Financial Measures” section for the reconciliation of net income to Adjusted Net Income/Loss and Adjusted EPS.

The following table summarizes the unaudited quarterly financial results and major operating statistics for the Company for the last eight quarters:

(millions of U.S. dollars, except for percentages and per share amounts)	February 28, 2014	November 30, 2013	August 31, 2013	May 31, 2013	February 28, 2013	November 30, 2012	August 31, 2012	May 31, 2012
Revenues	$62.2	$117.1	$154.0	$86.7	$54.9	$109.6	$148.3	$80.5
Cost of goods sold	43.4	79.1	94.3	52.9	40.2	71.2	88.0	45.9
Gross profit	$18.8	$38.0	$59.7	$33.8	$14.7	$38.4	$60.3	$34.6
Operating expenses:
Selling, general & administrative	24.5	27.3	26.0	23.4	19.4	24.6	23.1	23.4
Research & development	4.7	4.2	4.1	4.6	4.0	4.0	3.5	3.8
Operating income (loss)	$(10.4)	$6.5	$29.6	$5.8	$(8.7)	$9.8	$33.7	$7.4
Finance costs (income)	(3.4)	1.5	(0.7)	0.6	(3.8)	0.5	9.3	(3.3)
Other expense (income)	0.1	—	—	(1.2)	0.1	—	—	0.1
Income tax expense (benefit)	(2.2)	1.6	9.0	0.3	(2.1)	3.2	8.4	3.7
Net income (loss)	$(4.9)	$3.4	$21.3	$6.1	$(2.9)	$6.1	$16.0	$6.8

Basic earnings (loss) per share	$(0.14)	$0.10	$0.61	$0.18	$(0.08)	$0.18	$0.48	$0.23
Diluted earnings (loss) per share	$(0.14)	$0.09	$0.57	$0.17	$(0.08)	$0.16	$0.45	$0.21

Adjusted Gross Profit (1)	$19.8	$39.6	$61.5	$35.9	$16.4	$39.7	$61.0	$35.2
Adjusted EBITDA (1)	$(3.0)	$13.9	$36.9	$14.0	$(3.8)	$14.2	$37.9	$11.0
Adjusted Net Income (Loss) (1)	$(4.2)	$7.5	$23.1	$9.7	$(4.2)	$7.3	$22.9	$4.7
Adjusted EPS (1)	$(0.11)	$0.20	$0.63	$0.26	$(0.11)	$0.20	$0.65	$0.15

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.8%	67.5%	61.2%	61.0%	73.2%	65.0%	59.4%	57.0%
Gross profit	30.2%	32.5%	38.8%	39.0%	26.8%	35.0%	40.6%	43.0%
Operating expenses:
Selling, general & administrative	39.4%	23.3%	16.9%	27.0%	35.3%	22.4%	15.6%	29.1%
Research & development	7.6%	3.6%	2.7%	5.3%	7.3%	3.6%	2.4%	4.7%
Operating income (loss)	(16.7)%	5.6%	19.2%	6.7%	(15.8)%	8.9%	22.7%	9.2%
Finance costs (income)	(5.5)%	1.3%	(0.5)%	0.7%	(6.9)%	0.5%	6.3%	(4.1)%
Other expense (income)	0.2%	0.0%	0.0%	(1.4)%	0.2%	0.0%	0.0%	0.1%
Income tax expense (benefit)	(3.5)%	1.4%	5.8%	0.3%	(3.8)%	2.9%	5.6%	4.6%
Net income (loss)	(7.9)%	2.9%	13.8%	7.0%	(5.3)%	5.6%	10.8%	8.5%

Adjusted Gross Profit (1)	31.8%	33.8%	39.9%	41.4%	29.9%	36.2%	41.1%	43.7%
Adjusted EBITDA (1)	(4.8)%	11.9%	24.0%	16.1%	(6.9)%	13.0%	25.5%	13.7%
Adjusted Net Income (Loss) (1)	(6.8)%	6.4%	15.0%	11.2%	(7.7)%	6.7%	15.4%	5.8%

(1)       Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

OUTLOOK

Forward-looking statements are included in this MD&A, including this “Outlook” section. See “Caution Regarding Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the risks relating to the Company, refer to the “Risk Factors” section of this MD&A and the “Risk Factors” section of the Company’s Annual Information Form dated August 27, 2013 available on SEDAR at www.sedar.com.

Our revenues are generated from (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates (see paragraph below for further discussion), (ii) repeat orders, which are for at-once delivery, and (iii) other orders. The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Historically, booking orders constitute most of our orders in our first and fourth fiscal quarters, but constitute approximately one-half of our orders in our second fiscal quarter and approximately one-third of our orders in our third fiscal quarter. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Investors should not place undue reliance on the year-over-year change in our booking orders as an indication of our total revenues in any fiscal period. Disclosure regarding our booking orders is intended to provide visibility into the demand for our products by our customers.

We note that reported booking orders include firm orders for which we are given specific delivery dates and planning orders for which we are given a range of delivery dates. Planning orders represent a growing part of our total booking orders. In recent years, the conversion rate of planning orders, or the percentage of planning orders which are ultimately shipped, is not materially different than the conversion rate of firm orders. There can be no assurances that this trend will continue for upcoming seasons.

We receive a substantial amount of our “Back-to-Hockey” season booking orders by the end of March (for sales from April through September) and we receive a substantial amount of our “Holiday” season booking orders by the end of September (for sales from October through March). As a result of hockey retail inventory levels returning to more normal levels, and our successful launches of new innovative products, we have seen continued growth in our order file for the upcoming “Back-to-Hockey” season. As of March 11, 2014, our booking orders for the current “Back-to-Hockey” season increased by 12.1% over the prior season to $190.1 million. Excluding the impact of foreign exchange, our booking orders for the current “Back-to-Hockey” season increased by 17.7% over the prior season.

While this increase in booking orders is encouraging, suggesting that the Company continues to grow its market share, it is not possible to extrapolate this increase into an equivalent increase in total revenues for the “Back-to-Hockey” season. We currently have limited visibility to our repeat orders. Over time, we believe that bookings will become less meaningful as a proxy for our overall growth as dealers continue to shift their purchase behavior to alternative demand streams such as repeat ordering and vendor-managed inventory replenishment mechanisms, and as our team business expands.

Management believes that hockey retail inventories have returned to more normal levels with the exception of sticks which continue to see high levels of competitor closeout product.

As a result of the Canadian Tariff Reduction, effective April 1, 2013, Bauer reduced wholesale prices to its Canadian retail partners to reflect the lower duties on certain categories of hockey equipment. While these reduced wholesale prices are slightly reducing reported revenues, management currently expects that impact of these reduced wholesale prices on affected products will have a limited impact on future profitability, as the reduction in the costs of goods sold is passed on to retailers. We also reduced wholesale prices on products affected by the Canadian Tariff Reduction that were imported prior to April 1, 2013. The total amount of import tariffs paid on products imported prior to April 1, 2013 was $1.6 million of which $0.5 million was recognized in cost of goods sold in the three months ended May 31, 2013 and $0.8 million was recognized in the nine months ended February 28, 2014. The remaining higher cost of goods sold for these products will primarily be recognized within the fourth quarter of Fiscal 2014 as this inventory is sold.

Much like our MAVERIK lacrosse brand, the CASCADE branded lacrosse helmet sales will be highest in our second and third fiscal quarters. This revenue has a different seasonal trend than our core ice hockey business. In addition, CASCADE branded lacrosse helmet sales are primarily custom orders with a 48-hour turnaround time, so the visibility to customer orders in advance is limited.

We expect our team apparel revenues, including uniforms for ice hockey, roller hockey, lacrosse, soccer and other team sports, to align with our current hockey and lacrosse selling seasons. In addition, these custom team orders are typically fulfilled within a 30 to 60 day turnaround time, so the visibility to customer orders in advance is limited.

We expect the COMBAT baseball and softball revenues to substantially align with our “Holiday” season. Advance visibility of customer orders is limited at this time. We currently expect to move towards booking orders representing two-thirds of total customer orders with an estimated visibility of four to five months.

Our gross profit margins are susceptible to change due to higher or lower product costs, the mix of sales between product categories or different price points, as well as other factors. Our year-to-date gross profit margins have been unfavourably impacted by higher product costs. We currently expect continued increases in our cost of goods sold due to, among other factors, the uncertainty of fluctuations in certain Asian currencies against the U.S. dollar, increases in labour rates, and increases in raw material and freight costs. To help mitigate this cost inflation, we intend to continue our cost reduction and supply chain initiatives as well as evaluate alternative strategies as needed. Current initiatives include working with our manufacturing partners to develop lower cost materials and to assemble products more efficiently. We also currently intend to continue our investment in R&D, and review our internal and external distribution structure to lower costs and improve services.

At the time of announcement of the Easton Baseball/Softball Acquisition, the Company disclosed that the combined company would have generated pro forma sales and Adjusted EBITDA in 2013 (year ended December 31, 2013 for Easton Baseball/Softball and twelve months ended November 30, 2013 for the Company) of approximately $586 million and $94 million, respectively, excluding synergies that are expected to be realized through operational efficiencies following closing of the Easton Baseball/Softball Acquisition. The Easton Baseball/Softball Acquisition will provide a significant counter-seasonal business to the Company’s existing revenue stream.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We believe that ongoing operations and associated cash flow, in addition to our cash resources and Amended Revolving Loan, provide sufficient liquidity to support our business operations for at least the next 12 months. Furthermore, as of February 28, 2014, the Company held cash and cash equivalents of $7.7 million and had Amended Revolving Loan availability of $95.8 million, which provides further flexibility to meet any unanticipated cash requirements due to changes in working capital commitments or liquidity risks associated with financial instruments. Such changes may arise from, among other things, the seasonality of our business (see the “Financial Performance - Factors Affecting our Performance - Seasonality” and “Outlook” sections), the failure of one or more customers to pay their obligations (see the “Quantitative and Qualitative Disclosures About Market and Other Financial Risks - Credit Risk” section) or from losses incurred on derivative instruments, such as foreign exchange swaps, interest rate contracts, and foreign currency forwards (see the “Financial Performance - Factors Affecting our Performance - Finance Costs/Income” section).

The following table summarizes our net cash flows provided by and used in operating, investing and financing activities:

	Nine Months Ended
	February 28,	February 28,
(millions of U.S. dollars)	2014	2013
Net cash flows from (used in) operating activities	$44.6	$44.5
Net cash flows from (used in) investing activities	(3.6)	(74.4)
Net cash flows from (used in) financing activities	(37.3)	33.1
Effect of exchange rate changes on cash	(0.5)	0.3

(Decrease) / increase in cash	3.2	3.5

Beginning cash	4.5	5.1
Ending cash	$7.7	$8.6

Net Cash From (Used In) Operating Activities

Net cash from operating activities for the nine month period ended February 28, 2014 was $44.6 million, an increase of $0.1 million compared to net cash from operating activities of $44.5 million for the nine month period ended February 28, 2013, driven by improved cash flow from working capital and lower interest paid, partially offset by higher taxes paid.

Net Cash From (Used In) Investing Activities

Net cash used in investing activities for the nine month period ended February 28, 2014 was $3.6 million, a decrease of $70.8 million compared to net cash used of $74.4 million for the nine month period ended February 28, 2013, due primarily to the Cascade Acquisition and Inaria Acquisition in the nine month period ended February 28, 2013.

Net Cash From (Used In) Financing Activities

Net cash used in financing activities for the nine month period ended February 28, 2014 was $37.3 million, a decrease of $70.4 million compared to net cash flows from financing activities of $33.1 million for the nine month period ended February 28, 2013, due primarily to the financing of the Cascade Acquisition through the issuance of Common Shares and the amendments to the Credit Facility during the nine month period ended February 28, 2013, partially offset by net repayments on the Amended Revolving Loan.

INDEBTEDNESS

Credit Facility

The Company’s Amended Credit Facility consists of a (i) $130.0 million Amended Term Loan, denominated in both Canadian dollars and U.S. dollars, of which $97.2 million is currently available and drawn, and (ii) $145.0 million Amended Revolving Loan, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements, of which $36.0 million is currently available and drawn. The Amended Revolving Loan includes a $20.0 million letter of credit subfacility and a $10.0 million swing line loan facility.

The interest rates per annum applicable to the loans under the Amended Credit Facility is equal to an applicable margin percentage, plus, at the Borrowers’ option depending on the currency of borrowing, (1) the U.S. base rate/Canadian base rate, or (2) LIBOR/Bankers Acceptance rate. The applicable margin percentages are subject to adjustment based upon the Company’s Leverage Ratio (as defined under the Amended Credit Facility) as follows:

Leverage Ratio	Base Rate/Canadian Base Rate Margin	LIBOR/BA Rate Margin	Unused Commitment Fees
Equal to or greater than 3.00:1.00	1.25%	2.50%	0.50%
Equal to or greater than 2.50:1.00 but less than 3.00:1.00	1.00%	2.55%	0.45%
Equal to or greater than 2.00:1.00 but less than 2.50:1.00	0.75%	2.00%	0.40%
Less than 2.00:1.00	0.50%	1.75%	0.35%

The Amended Credit Facility defines Leverage Ratio as Net Indebtedness divided by EBITDA. Net Indebtedness includes such items as the Company’s term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last 12 months as of the reporting date, less the average amount of cash for the last 12 months as of the reporting date. EBITDA is as defined in the Amended Credit Facility. The following table depicts the Company’s Leverage Ratio as calculated under the Amended Credit Facility:

	As of	As of	As of	As of	As of
	February 28,	November 30,	August 31,	May 31,	February 28,
	2014	2013	2013	2013	2013
Leverage Ratio	2.51	2.67	2.70	2.70	2.76

Additionally, on the last day of each calendar quarter, the Borrowers pay a commitment fee in an amount equal to 0.5% per annum of the average unused daily balance (less any outstanding letters of credit).

The interest rate on the Amended Credit Facility for the three and nine month periods ended February 28, 2014 ranged from 2.48% to 4.25%. As of February 28, 2014, there are three letters of credit totaling $1.5 million outstanding under the Amended Revolving Loan.

Refinancing and Credit Ratings

In connection with the financing of the Easton Baseball/Softball Acquisition, the Company intends to refinance the Amended Credit Facility and enter into a new credit facility comprised of an approximately $200 million asset-backed revolving credit facility and approximately $450 million senior secured term loan. Following a review of the implications of the acquisition, Standard & Poor’s Ratings Services (“S&P”) assigned an initial B+ corporate credit rating, with a stable outlook, and a B+ rating to the Company’s $450 million senior secured term loan. Moody’s Investor Services (“Moody’s”) assigned an initial B1 Corporate Family Rating and a B1-PD probability of default to the Company. Moody’s also assigned a B2 rating to the Company’s $450 million senior secured term loan and a SGL 2 speculative grade liquidity rating, with a stable outlook.

CAPITAL EXPENDITURES

In the three month period ended February 28, 2014 and the three month period ended February 28, 2013, we incurred capital expenditures of $0.9 million and $2.3 million, respectively. In the nine month period ended February 28, 2014 and the nine month period ended February 28, 2013, we incurred capital expenditures of $3.6 million and $3.9 million, respectively. As a percentage of revenues, our capital expenditures for the trailing 12 months ended February 28, 2014 were 1.7% of revenues compared to 1.4% of revenues for the trailing 12 months ended February 28, 2013. The capital investments were incurred for R&D, information systems to assist in streamlining our growing organization, investments in retail marketing assets, and renovations to our facilities. The year-over-year decrease is driven by lower information systems investments compared to the prior year when the Company was integrating its information systems with those of Cascade. Our ordinary course of operations requires minimal capital expenditures for equipment given that we manufacture most of our products through our manufacturing partners. Going forward, to support our growth and key business initiatives, we currently anticipate moderately higher levels of capital expenditures and investment.

CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of February 28, 2014:

	Twelve Months Ended February 28,
(millions of U.S. dollars)	Total	2015	2016	2017	2018	2019	Thereafter

Operating lease obligations	$14.1	$4.5	$3.6	$1.5	$0.9	$0.9	$2.7

Endorsement contracts	7.1	4.1	1.9	0.8	0.3	—	—

Long-term borrowings:
Revolving loan	36.0	—	—	36.0	—	—	—
Term loan due 2016	97.1	9.1	9.1	78.9	—	—	—

Inventory purchases	67.9	67.9	—	—	—	—	—

Non-inventory purchases	1.5	1.5	—	—	—	—	—

Total	$223.7	$87.1	$14.6	$117.2	$1.2	$0.9	$2.7

OFF BALANCE SHEET ARRANGEMENTS

We enter into agreements with our manufacturing partners on tooling requirements for our manufactured products. The following table summarizes our vendor tooling commitments as of February 28, 2014 and Fiscal 2014:

(millions of U.S. dollars)

Vendor	Tooling acquisition value	Cost paid	Owed amounts as of February 28, 2014	Open purchase orders amortization value	Outstanding liability Fiscal 2014

Supplier A	$5.5	$3.2	$2.3	$0.4	$1.9
Supplier B	4.7	4.2	0.5	0.1	0.4
Supplier C	0.8	0.2	0.6	—	0.6
Supplier D	0.5	0.3	0.2	—	0.2
Supplier E	0.3	0.1	0.2	—	0.2
Supplier F	0.1	—	0.1	—	0.1

Total	$11.9	$8.0	$3.9	$0.5	$3.4

RELATED PARTY TRANSACTIONS

The largest shareholder of the Company is the Kohlberg Funds. The Kohlberg Funds include Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is advised or managed by Kohlberg Management VI, L.L.C. Three nominees of the Kohlberg Funds currently serve as directors of the Company.

As of February 28, 2014 there were no outstanding balances with any of the Kohlberg Funds.

CONTINGENCIES

In connection with the Business Purchase from Nike, a subsidiary of KSGI agreed to pay additional consideration to Nike in future periods based upon the attainment of a qualifying exit event. As of February 28, 2014, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10.0 million. As a condition to the acquisition in connection with the IPO, the Existing Holders entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder has agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make such a payment to Nike.

The Company previously entered into employment agreements with the former owners of Inaria in connection with the closing of the Inaria Acquisition. Included in the employment agreements are yearly performance bonuses payable in the event Inaria achieve gross profit targets in the period one to four years following the closing. These amounts will be accrued over the required service period. As of February 28, 2014 the potential undiscounted amount of the future payments that the Company could be required to make is between $0 and $2.0 million Canadian dollars. During the three months and nine months ended February 28, 2014 the Company recorded $(0.3) million and $0.0 million, respectively, related to the performance bonuses. In the nine months ended February 28, 2014 the Company paid $0.6 million related to the performance bonuses for gross profit targets achieved in Fiscal 2013.

In addition to the matters above, during the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material adverse impact on the Company’s financial position or results of operations.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS

Foreign Currency Risk

Foreign currency risk is the risk we incur due to fluctuating foreign exchange rates impacting our results of operations. We are exposed to foreign exchange rate risk driven by the fluctuations against the U.S. dollar of the currencies in which we collect our revenues: the Canadian dollar, euro, Swedish krona, Norwegian krona, and Danish krona. Our exposure also relates to debt held in Canadian dollars and purchases of goods and services in foreign currencies. While we purchase a majority of our products in U.S. dollars, we are exposed to cost variability due to fluctuations against the U.S. dollar of certain foreign currencies, primarily: the Canadian dollar, Chinese renminbi, Taiwan dollar and Thai baht. We continuously monitor foreign exchange risk and have entered into various arrangements to mitigate our foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and an Amended Revolving Loan that bears interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flow to service this debt. We have entered into an interest rate cap on a portion of our term debt to mitigate our interest rate risk.

Credit Risk

Credit risk is when the counterparty to a financial instrument or a customer fails to meet its contractual obligations, resulting in a financial loss to the Company. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings. However, this does not eliminate the Company’s exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to senior management according to specified guidelines.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers’ receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability, and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates the counterparty risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations. We continually monitor our actual and projected cash flows. We believe our cash flows generated from operations combined with our Amended Revolving Loan provide sufficient funding to meet our obligations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income, and expenses. The judgments and estimates are reviewed on an ongoing basis and estimates are revised and updated accordingly. Actual results may differ from these estimates. Significant areas requiring the use of judgment in application of accounting policies, assumptions, and estimates include fair value determination of assets and liabilities in connection with business combinations, fair valuation of financial instruments, impairment of non-financial assets, valuation allowances for receivables and inventory, amortization periods, provisions, employee benefits, share-based payment transactions, and income taxes.

We believe our critical accounting estimates are those related to acquisitions, valuation of derivatives, share-based payments, warranties, retirement benefit obligations, depreciation and amortization, income taxes, and impairment of non-financial assets. We consider these accounting estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

Acquisitions

The fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of the acquisition. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment, and other assets and the liabilities assumed at the date of acquisition as well as the useful lives of the acquired intangible assets and property, plant and equipment is based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Valuation of derivatives

In the valuation of the Company’s outstanding derivatives, foreign currency forward contracts and foreign exchange swaps, the fair value is based on current foreign exchange rates at each reporting date. Since the Company recognizes the fair value of these financial instruments on the consolidated statements of financial position and records changes in fair value in the current period earnings, these estimates will have a direct impact on the Company’s net income for the period.

Share-based payments

Accounting for the grant date fair value of stock option awards and the number of awards that are expected to vest is based on a number of assumptions and estimates, including the risk-free interest rate, expected share volatility, expected dividend yield, estimated forfeiture rates, and expected term. The calculation of the grant date fair value requires the input of highly subjective assumptions and changes in subjective input assumptions can materially affect the fair value estimate.

Warranties

Estimated future warranty costs are accrued and charged to cost of goods sold in the period in which revenues are recognized from the sale of goods. The recognized amount of future warranty costs is based on management’s best information and judgment and is based in part upon the Company’s historical experience. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Retirement benefit obligations

Accounting for the costs of the defined benefit obligations is based on actuarial valuations. The present value of the defined benefit obligation recognized in the consolidated statements of financial position and the net financing charge recognized in the consolidated statements of comprehensive income is dependent on current market interest rates of high quality, fixed rate debt securities. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates. Since the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process.

Depreciation and amortization

Management is required to make certain estimates and assumptions when determining the depreciation and amortization methods and rates, and residual values of equipment and intangible assets. Useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Management reviews amortization methods, rates, and residual values annually and adjusts amortization accordingly on a prospective basis.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Judgments are also made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Impairment of non-financial assets

Management exercises judgment in assessing whether there are indications that an asset may be impaired. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of discounted cash flow projections and other relevant assumptions. The assumptions used in the estimated discounted cash flow projections involve estimates and assumptions regarding discount rates, royalty rates, and long-term terminal growth rates. Differences in estimates could affect whether goodwill or intangible assets are in fact impaired and the dollar amount of that impairment.

STANDARDS ADOPTED

The following standards and amendments to existing standards have been adopted by the Company on June 1, 2013:

Financial Statement Presentation

The IASB issued amendments to IAS 1, Financial Statement Presentation, which requires changes in the presentation of other comprehensive income, including grouping together certain items of other comprehensive income that may be reclassified to net income (loss). As a result of the adoption of the IAS 1 amendments the Company has modified its presentation of other comprehensive income (loss) in the condensed consolidated interim financial statements.

Employee Benefits

The IASB issued amendments to IAS 19, Employee Benefits. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the guidance concerning the measurement of plan assets and defined benefit obligations, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans and the introduction of enhanced disclosures for defined benefit plans. The adoption of the amendments to IAS 19 did not have an impact on the Company’s financial statements.

Consolidated Financial Statements

The IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation - Special Purpose Entities. The implementation of IFRS 10 and the amendments to IAS 27 did not have an impact on the Company’s financial statements.

Disclosure of Interests in Other Entities

The IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity and establishes comprehensive disclosure requirements for all forms of interests in other entities. The implementation of IFRS 12 did not have an impact on the Company’s financial statements.

Fair Value Measurements

The IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”), which defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. The Company has included the additional disclosures required by this standard in the condensed consolidated interim financial statements.

FUTURE ACCOUNTING STANDARDS

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event. An entity must have a legally enforceable right of set-off. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 32 amendments.

Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies (“IFRIC 21”) was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company is currently assessing the impact the adoption of this interpretation may have on the consolidated financial statements.

Financial Instruments

The IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. IFRS 9 (2013) introduces new requirements for hedge accounting that align hedge accounting more closely with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39, Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. However, application of IFRS 9 is permitted. The Company is currently assessing the impact of and when to adopt IFRS 9.

Annual Improvements to IFRS (2010 — 2012) and (2011 — 2013) Cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. Amendments were made to clarify items including the definition of vesting conditions in IFRS 2 Share-based Payment, disclosures on the aggregation of operating segments in IFRS 8 Operating Segments, measurement of short-term receivables and payables under IFRS 13 Fair Value Measurement, definition of related party in IAS 24 Related Party Disclosures and other amendments. Special transitional requirements have been set for certain of these amendments. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, earlier application is permitted. The Company is in the process of assessing the potential impact of the amendments.

NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. We use non-IFRS measures, such as Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA, Adjusted Gross Profit and EBITDA, to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. We also use non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess our ability to meet our future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

Adjusted Gross Profit

Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions, and (iv) other one-time or non-cash items. We use Adjusted Gross Profit as a key performance measure to assess our core gross profit and as a supplemental measure to evaluate the overall operating performance of our cost of goods sold.

The table below provides the reconciliation of gross profit to Adjusted Gross Profit:

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
(millions of U.S. dollars)	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross profit	$18.8	$14.7	$116.5	$113.4
Amortization & depreciation of intangible assets (1)	0.9	1.0	2.7	2.7
Inventory step-up / step-down & reserves (2)	—	0.7	0.9	1.0
Other (3)	0.1	—	0.8	—
Adjusted Gross Profit	$19.8	$16.4	$120.9	$117.1

(1)                        Upon completion of the Business Purchase from Nike in 2008, the Maverik Lacrosse Acquisition in 2010, the Cascade Acquisition in June 2012, the Inaria Acquisition in October 2012, and the Combat Acquisition in May 2013, the Company capitalized acquired intangible assets at fair market value. These intangible assets, in addition to other intangible assets subsequently acquired, are amortized over their useful life and we recognize the amortization as a non-cash cost of goods sold.

(2)                        Upon completion of the Inaria and Combat acquisitions, the Company adjusted Inaria’s and Combat’s inventories to fair market value. Included in the three and nine month periods ended February 28, 2014 and February 28, 2013, are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory. This line also includes inventory reserves established to dispose of INARIA branded inventory in the nine month period ended February 28, 2014.

(3)                        Other represents the impact of the Canadian Tariff Reduction for the three and nine month periods ended February 28, 2014.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, costs related to share offerings, as well as share-based payment expense. We use Adjusted EBITDA as the key metric in assessing our business performance when we compare results to budgets, forecasts and prior years. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the business that may not otherwise be apparent when relying solely on IFRS measures, and eliminates items that have less bearing on operating performance and cash flow. It is an alternative to measure business performance to net income and operating income, and management believes Adjusted EBITDA is a better measure of cash flow generation than, for example, cash flow from operations, particularly because it removes cash flow fluctuations caused by extraordinary changes in working capital. Adjusted EBITDA is used by management in the assessment of business performance and used by our Board of Directors as well as our lenders in assessing management’s performance. It is also the key metric in determining payments under incentive compensation plans.

EBITDA is defined as net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the Credit Facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation. We use EBITDA to assess our operating performance. A reconciliation of net income to EBITDA is provided below.

The table below provides the reconciliation of net income (loss) to EBITDA and to Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
(millions of U.S. dollars)	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$(4.9)	$(2.9)	$19.8	$19.2
Income tax expense (benefit)	(2.2)	(2.1)	8.4	9.5
Depreciation & amortization	2.2	2.0	6.7	5.8
Loss on amendment of revolving loan	—	—	—	0.3
Interest expense, net	1.1	1.5	4.1	5.3
Deferred financing fees	0.3	0.4	1.1	1.1
Unrealized (gain)/loss on derivative instruments, net (1)	(2.1)	(4.9)	(1.5)	(0.2)
Foreign exchange (gain)/loss (1)	(1.7)	(0.6)	(2.8)	(0.6)
EBITDA	$(7.3)	$(6.6)	$35.8	$40.4

Acquisition Related Charges:
Inventory step-up / step-down & reserves (2)	—	0.7	0.9	1.0
Rebranding / integration costs (adjustments) (3)	(0.2)	0.7	1.8	2.1
Acquisition costs (4)	3.1	0.1	4.9	2.1
Subtotal	$2.9	$1.5	$7.6	$5.2

Costs related to share offerings(5)	0.1	0.4	0.5	0.8

Share-based payment expense	1.1	0.9	2.9	1.9

Other(6)	0.2	—	0.9	—

Adjusted EBITDA	$(3.0)	$(3.8)	$47.7	$48.3

(1)                        The unrealized gain/loss on derivatives is the change in fair market value of the foreign exchange swaps, foreign currency forward contracts and interest rate contracts. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period. The foreign exchange gain/loss is the realized and unrealized gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs (income), as applicable, in the period in which they occur.

(2)                        Upon completion of the Inaria and Combat acquisitions, the Company adjusted Inaria’s and Combat’s inventories to fair market value. Included in the three and nine month periods ended February 28, 2014 and February 28, 2013, are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory. This line also includes inventory reserves established to dispose of INARIA branded inventory in the nine month period ended February 28, 2014.

(3)                        The rebranding / integration costs for the three and nine month periods ended February 28, 2014 are associated with the integration of the Cascade, Inaria and Combat acquisitions. The rebranding / integration costs for the three and nine month periods ended February 28, 2013 are associated with the integration of the Cascade and Inaria acquisitions.

(4)                        Acquisition-related transaction costs include legal, audit, and other consulting costs. The three and nine month periods ended February 28, 2014 include costs related to the Combat Acquisition, the pending Easton Baseball/Softball Acquisition and costs related to reviewing corporate opportunities. Acquisition-related transaction costs in the three and nine month periods ended February 28, 2013 include costs related to the Cascade and Inaria acquisitions and costs related to reviewing corporate opportunities.

(5)                        The costs related to share offerings include legal, audit, and other consulting costs incurred as part of the Kohlberg Offerings.

(6)                        Other represents the impact of the Canadian Tariff Reduction and an adjustment to the gain on bargain purchase related to the Combat Acquisition for the three and nine month periods ended February 28, 2014.

Adjusted Net Income/Loss and Adjusted EPS

Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the IPO, costs related to share offerings, share-based payment expense and other non-cash or one-time items. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. We use Adjusted Net Income/Loss and Adjusted EPS as key metrics for assessing our operational business performance and to assist with the planning and forecasting for the future operating results of the underlying business of the Company. We believe Adjusted Net Income/Loss and Adjusted EPS are useful information to investors because they highlight trends in the business that may not otherwise be apparent when relying solely on IFRS measures.

The table below provides the reconciliation of net income (loss) to Adjusted Net Income/Loss and to Adjusted EPS:

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars,	February 28,		February 28,
except share and per share amounts)	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$(4.9)	$(2.9)	$19.8	$19.2

Unrealized foreign exchange loss / (gain) (1)	(3.6)	(5.3)	(3.3)	(0.6)
Costs related to share offerings (2)	0.1	0.4	0.5	0.8
Acquisition-related charges (3)	3.5	2.1	9.4	6.7
Share-based payment expense	1.1	0.9	2.9	1.9
Other (4)	0.2	0.0	0.9	0.3

Tax impact on above items	(0.6)	0.6	(3.7)	(2.3)

Adjusted Net Income (Loss)	$(4.2)	$(4.2)	$26.5	$26.0

Average diluted shares outstanding	37,694,392	36,712,575	37,155,632	36,335,206

Adjusted EPS	$(0.11)	$(0.11)	$0.71	$0.72

(1)                        The unrealized foreign exchange loss/gain represents the unrealized gain/loss on derivatives and the unrealized portion of the foreign exchange gain/loss from the Adjusted EBITDA table. The unrealized portion of the foreign exchange gain/loss in the three and nine month periods ended February 28, 2014 was a gain of $1.5 million and $1.9 million, respectively. The unrealized portion of the foreign exchange gain/loss in each of the three and nine month periods ended February 28, 2013 was a gain of $0.4 million.

(2)                        The costs related to share offerings include legal, audit, and other consulting costs incurred as part of the Kohlberg Offerings.

(3)                        Acquisition-related charges include rebranding / integration costs, and legal, audit, and other consulting costs associated with acquisition transactions. In the three and nine month periods ended February 28, 2014, these charges relate to the Cascade, Inaria, and Combat acquisitions, the pending Easton Baseball/Softball Acquisition and costs related to reviewing corporate opportunities. In the three and nine month periods ended February 28, 2013 these charges relate to the Cascade Acquisition, the Inaria Acquisition and costs related to reviewing corporate opportunities. The charges also include amortization of intangible assets in the three and nine month periods ended February 28, 2014 of $0.6 million and $1.8 million, respectively, and in the three and nine month periods ended February 28, 2013 of $0.6 million and $1.5 million, respectively, and non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory in the nine month period ended February 28, 2014 of $0.5 million and in the three and nine month periods ended February 28, 2013 of $0.7 million and $1.0 million, respectively. This line also includes inventory reserves established to dispose of INARIA branded inventory in the nine month period ended February 28, 2014.

(4)                        For the three and nine month periods ended February 28, 2014, other items represent the impact of the Canadian Tariff Reduction and an adjustment to the gain on bargain purchase related to the Combat Acquisition. Other items for the nine month period ended February 28, 2013 represent the write-off of deferred financing fees recorded as a result of amending the Credit Facility.

CONTROLS AND PROCEDURES

Management’s Report on Internal Controls Over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the three month period ended February 28, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A, including in the “Third Quarter Fiscal 2014 Highlights”, “Recent Events” and “Outlook” sections, about our current and future plans, expectations and intentions, results, levels of activity, performance, goals, or achievements, or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words, or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Certain assumptions with respect to the determination of the impairment of assets, claim liabilities, income taxes, employee future benefits, goodwill, and intangibles are material factors made in preparing forward-looking information and management’s expectations. Many factors could cause our actual results, level of activity, performance or achievements, or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: failure by the Company to complete the Easton Baseball/Softball Acquisition (including financing thereof) or to realize the anticipated strategic benefits or operational or cost synergies, expectations regarding a counter seasonal revenue stream to the Company’s existing revenue stream and the successful expansion of the Acquired Businesses, inability to introduce new and innovative products, intense competition in the equipment and apparel industries, inability to introduce technical innovation, inability to protect worldwide intellectual property rights, the inability to translate booking orders into realized sales, decrease in ice hockey, roller hockey and/or lacrosse participation rates, adverse publicity, reduced popularity of the NHL and other professional leagues for sports in which our products are used, inability to maintain and enhance brands, reliance on third-party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, consolidation of our customer base and the resulting possibility of lower gross margins due to negotiated lower prices, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, protection of trademarks and other proprietary rights, weather conditions or seasonal fluctuations in the demand for our products, a change in the mix or timing of orders placed by customers, a change in sales mix towards larger customers, the inability to forecast demand for products, sell-through of our products at retail, inventory shrinkage or excess inventory, the inability to expand into international market segments, product liability claims and product recalls, compliance with standards of testing and athletic governing bodies, departure of senior executives or other key personnel, litigation, employment or union related matters, disruption of information technology systems, restrictive covenants in our Amended Credit Facility, anticipated levels of indebtedness, the inability to generate sufficient cash to service all the Company’s indebtedness, the inability to successfully integrate new acquisitions, such as the acquisition of Cascade, Inaria, Combat Sports and the Acquired Businesses, the inability to continue making strategic acquisitions, difficulties in or disruptions from integrating the Acquired Businesses or the businesses of Cascade, Inaria or Combat Sports, undisclosed liabilities acquired pursuant to the Cascade Acquisition, Inaria Acquisition and Combat Acquisition, the infringement of intellectual property rights of others, the inability to take action against others who infringe our intellectual property, fluctuations in the value of certain foreign currencies, including but not limited to the Canadian dollar, euro, Swedish krona, Chinese renminbi, Taiwan dollar and Thai baht in relation to the U.S. dollar, the inability to manage foreign exchange derivative instruments, general economic and market conditions, current adverse economic conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, the inability of counterparties and customers to meet their financial obligations, natural disasters, as well as the factors identified in the “Risk Factors” section of this MD&A and of the Company’s Annual Information Form dated August 27, 2013. Such factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of April 9, 2014, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

The pro forma information set forth in the “Outlook” section of this MD&A should not be considered to be what the actual financial position or other results of operations would have necessarily been had the Company and the Acquired Businesses operated as a single combined company, as, at, or for the periods stated.

MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this MD&A from a combination of (i) internal company surveys and commissioned reports, (ii) third-party information, including from independent industry publications and reports, such as the SFIA, (iii) publicly available sport participation surveys from national sport organizations or governing bodies, including Hockey Canada, the IIHF, USA Hockey, US Lacrosse, USA Baseball, and FIFA, and (iv) the estimates of the Company’s management team. As there are limited sources that report on ice hockey, roller hockey, lacrosse, soccer, baseball and softball equipment and related apparel markets, including soccer apparel, much of the industry and market data presented in this MD&A is based on internally generated management estimates by the Company, including estimates based on extrapolations from third-party surveys of ice hockey, roller hockey, lacrosse baseball and softball equipment and related apparel markets, including soccer apparel, as well as publicly available sport participation surveys. While we believe our internal surveys, third-party information, publicly available sport participation surveys and estimates of our management are reliable, we have not verified them, nor have they been verified by any independent sources. While we are not aware of any misstatements regarding the market and industry data presented in this MD&A, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Caution Regarding Forward-Looking Statements” and “Risk Factors”. References to market share data and market size in this MD&A are based on wholesale net revenues unless otherwise indicated.

To the extent market and industry data contained in this MD&A is referenced as a “management estimate” or qualified by phrases such as “we believe” or comparable words or phrases, we have internally generated such data by using a variety of methodologies. With respect to unregistered ice hockey player participation, we have relied on a combination of available external sources and assumed registered-to-unregistered player ratios in the major ice hockey markets. With respect to market size and market share data, we have relied on our internal sales figures and have estimated the sales figures of our competitors using the following data: (i) sales data supplied by major suppliers who participate in voluntary surveys, (ii) cross-references to participation rates and estimates of equipment replacement rates by consumers, (iii) available public reports from competitors (such as Easton Hockey and Reebok), largely to confirm industry trends, and (iv) retail surveys. Certain market and industry data estimated by us are based on, or take into account, assumptions made by us in light of our experience of historical trends, current conditions, as well as other factors. Although we believe such assumptions to be appropriate and reasonable in the circumstances, there can be no assurance that such estimates and assumptions are entirely accurate or correct. The purpose of using internal estimates is to provide the reader with important information concerning the industries in which we compete and our relative performance and may not be appropriate for other purposes. Readers should not place undue reliance on internal estimates made herein. The internal estimates contained in this MD&A are expressly qualified by this paragraph.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s Annual Information Form dated August 27, 2013. Other than as described below, the Company is not aware of any other significant changes to the Company’s risk factors from those disclosed at that time.

We may be subject to certain class action lawsuits, which could result in negative publicity and, if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to certain class action lawsuits. We expect that this type of litigation may be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods. For example, certain sports equipment manufacturers are currently subject to ongoing class action lawsuits. Further, in November 2013, ten retired NHL players launched a lawsuit against the NHL seeking class action certification and alleging that the NHL failed to protect them from concussion related health problems. While we are not currently subject to any class action lawsuits, there can be no assurance that the Company will be able to prevail in, or achieve a favorable settlement of, any of these matters to the extent they arise in the future. There also may be adverse publicity associated with class action lawsuits that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

Completion of the Easton Baseball/Softball Acquisition

On February 13, 2014, the Company announced a Purchase Agreement under which it will acquire substantially all of the assets and assume certain liabilities of the Sellers relating to Acquired Businesses. The Company anticipates that the Easton Baseball/Softball Acquisition will be completed within approximately two weeks from the date of this MD&A. However, completion of the Easton Baseball/Softball Acquisition is subject to customary closing conditions. The successful execution and implementation of the Easton Baseball/Softball Acquisition requires significant effort on the part of the management of the Company. Failure to properly execute and implement the Easton Baseball/Softball Acquisition as contemplated or realize the anticipated strategic benefits or operational or cost synergies could result in the loss of investor confidence and adversely affect the reputation, operations and financial performance of the Company.

Our efforts to integrate the Acquired Businesses into our existing business could result in the disruption of our ongoing business, and we may fail to realize the expected benefits of the Easton Baseball/Softball Acquisition

Our operations and those of the Acquired Businesses have been conducted as separate and distinct businesses, each with its own management team and operations. While we believe that the operations of the Company and the Acquired Businesses can be successfully integrated, there can be no assurance that this will be the case. We could face impediments in our ability to implement our integration strategy. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset, in whole or in part, the expected benefits of our integration and operating plans. Further, the integration may require substantial attention from, and place substantial demands upon, our senior management, as well as requiring the cooperation of our employees and those of the Acquired Businesses. Moreover, there can be no assurance that our customers and suppliers will look upon the Easton Baseball/Softball Acquisition favourably. Failure to successfully integrate the operations of the Company and the Acquired Businesses could adversely affect our business and financial condition.

The successful integration and management of integrating the businesses involves numerous risks that could adversely affect our growth and profitability, including: (i) the risk that management may not be able to successfully manage the operations of the Acquired Businesses and the integration thereof may place significant demands on management, diverting their attention from existing operations; (ii) the risk that our operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage acquired systems; (iii) the risk that the Easton Baseball/Softball Acquisition may require substantial financial resources that could otherwise be used in the development of other aspects of our business; and (iv) the risk that customers and suppliers may not be retained following the Easton Baseball/Softball Acquisition, which could be significant to our operations. The successful integration of the Easton Baseball/Softball Acquisition is also subject to the risk that personnel from the Acquired Businesses and our existing business may not be able to work together successfully, which could affect the operations of the combined business. There can be no assurance that we will be successful in integrating the operations of the Acquired Businesses or that the expected benefits will be realized. There is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated.

There may be undisclosed liabilities related to the Acquired Businesses

Although we have conducted what we believe to be a prudent and thorough level of investigation in connection with the Easton Baseball/Softball Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the Acquired Businesses. Following the Easton Baseball/Softball Acquisition, we may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain customers or employees of the Acquired Businesses following the Easton/Baseball Softball Acquisition or third parties may attempt to infringe intellectual property of the Acquired Business or claim that the certain products infringe such third party’s intellectual property.

Only certain of these events may entitle us to claim indemnification from the Sellers under the Purchase Agreement. In addition, even if indemnification is available it may not offset such liabilities. The existence of undisclosed liabilities, our inability to retain customers or employees of the Acquired Businesses, our inability to protect intellectual property of the Acquired Businesses or defend claims for infringement, or the inability to claim indemnification from the Sellers could adversely affect our business and financial condition.

If the Easton Baseball/Softball Acquisition is completed, our consolidated indebtedness will materially increase, which will result in an increase in our financial risk

We intend to finance the Easton Baseball/Softball Acquisition, and refinance the Company’s Amended Credit Facility, with a combination of an approximately $200 million asset-backed revolving credit facility and approximately $450 million of senior secured loans. Such borrowings will represent a material increase in our consolidated indebtedness. After the Easton Baseball/Softball Acquisition closes, the Company intends to consider options it may have to reduce its leverage, including repaying a portion of the senior secured loans with the proceeds of public or private offerings of equity securities. There is no assurance that such transactions will be available on acceptable terms. See “Recent Events - Easton Baseball/Softball Acquisition”.

The debt financing related to the Easton Baseball/Softball Acquisition is subject to various conditions we must satisfy, and if financing becomes unavailable we may be unable to complete the Easton Baseball/Softball Acquisition

The obligation of the lenders under the debt commitment letters entered into in connection with the Easton Baseball/Softball Acquisition, are subject to certain conditions that we must satisfy. If we are unable to satisfy those conditions and such conditions are not waived, we will not be able to borrow the necessary amounts to fund the Easton Baseball/Softball Acquisition. In the event that the lenders under the debt commitment letters fail to provide us with funding for this or any other reason and we are not able to obtain alternative financing on acceptable terms, we may not be able to complete the Easton Baseball/Softball Acquisition and, as a result, we would be in breach of our obligations under the Purchase Agreement.

If we lose the services of senior management of the Acquired Businesses it could reduce our ability to compete, to manage our operations effectively, or to develop new products

Many of the senior management of the Acquired Businesses have extensive experience in the performance equipment and apparel industry with their business, products, and customers. Since both the Company and the Acquired Businesses are managed by a small group of senior executive officers, the loss of the technical knowledge, operational knowledge and management expertise of one or more individuals could result in a diversion of our management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us, and we would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all of our team or employees and senior management of the Acquired Businesses could negatively affect our ability to develop and pursue our business strategy, which could adversely affect our business and financial condition. In addition, the market for key personnel in the industry in which we compete is highly competitive, and we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business.

Risks Related to the Acquired Businesses

Our principal business is the design, development, manufacture and sale of performance sports equipment for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel, including soccer apparel. Accordingly, we believe, based on our investigation in connection with the Easton Baseball/Softball Acquisition, and subject to the additional risk factors noted above, that the risk factors relating to Acquired Businesses are generally the same as those disclosed by us in the “Risk Factors” section of the Company’s Annual Information Form dated August 27, 2013, available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including continuous disclosure documents, is available on SEDAR at www.sedar.com.

COMMON SHARE TRADING INFORMATION

The Company’s Common Shares trade on the Toronto Stock Exchange under the symbol “BAU”. As of April 9, 2014, the Company had the equivalent of 35,732,905 Common Shares issued and outstanding (31,407,905 Common Shares and 4,325 Proportionate Voting Shares), assuming the conversion of the Proportionate Voting Shares issued to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Assuming exercise of all outstanding stock options, there would be the equivalent of 43,088,171 Common Shares issued and outstanding (assuming conversion) on a fully diluted basis as of April 9, 2014.

GLOSSARY OF TERMS

“Acquired Businesses” means the Seller’s baseball, softball and lacrosse businesses.

“Adjusted EBITDA” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted EPS” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Gross Profit” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Net Income/Loss” has the meaning set out under “Non-IFRS Financial Measures”.

“Amended Credit Facility” means the amended senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated June 29, 2012 and comprised of (i) the Amended Term Loan, and (ii) the Amended Revolving Loan.

“Amended Revolving Loan” means the $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Amended Term Loan comprises the Amended Credit Facility.

“Amended Term Loan” means the $130.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Amended Revolving Loan comprises the Amended Credit Facility.

“Bauer Business” means the business as currently carried on by Bauer Hockey Corp., Bauer Hockey, Inc. and their respective subsidiaries, consisting of, among other things, the design, development, manufacturing, and marketing of performance sports products for ice hockey, roller hockey, lacrosse, baseball and softball, and related apparel, including soccer apparel.

“Board of Directors” means the board of directors of Bauer Performance Sports Ltd.

“Borrowers” means, collectively, Bauer Hockey Corp. and Bauer Hockey, Inc.

“Business Purchase from Nike” means the purchase of the Bauer Business by the Existing Holders from Nike on April 16, 2008.

“Canadian Tariff Reduction” means the reduction of import tariffs on certain hockey equipment effective as of April 1, 2013.

“Cascade” means Cascade Helmets Holdings, Inc., which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Cascade Acquisition” means the acquisition of Cascade completed on June 29, 2012.

“Combat Sports” means the Combat Sports business.

“Combat Acquisition” means the acquisition of substantially all of the assets of Combat Sports completed on May 3, 2013.

“Common Shares” means the common shares of the Company.

“Company” means Bauer Performance Sports Ltd.

“Credit Facility” means the amended and restated senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated March 10, 2011, and comprised of (i) the Term Loan and (ii) the Revolving Loan, which have subsequently been replaced by the Amended Credit Facility.

“Easton” means Easton-Bell Sports, Inc.

“Easton Baseball/Softball Acquisition” means the pending acquisition of the Acquired Businesses.

“EBITDA” has the meaning set out under “Non-IFRS Financial Measures”.

“Existing Holders” means the former security holders of KSGI who sold KSGI and its subsidiaries to the Company on March 10, 2011 pursuant to the acquisition agreement dated March 3, 2011.

“FIFA” means the Fédération Internationale de Football Association (International Federation of Association Football).

“Fiscal 2012” means the Company’s fiscal year ended May 31, 2012.

“Fiscal 2013” means the Company’s fiscal year ended May 31, 2013.

“Fiscal 2014” means the Company’s fiscal year ended May 31, 2014.

“gross profit margin” means gross profit divided by revenues.

“Grow the Game” means the partnership between Bauer Hockey and Hockey Canada in connection with the global initiative to add 1 million new players to the game of hockey by 2022.

“Hockey Canada” means the Canadian Hockey Association.

“IAS” means the International Accounting Standards.

“IAS 32” means IAS 32, Financial Instruments: Presentation.

“IASB” means the International Accounting Standards Board.

“IFRIC 21” means International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies

“IFRS” means the International Financial Reporting Standards.

“IFRS 9” means IFRS 9, Financial Instruments.

“IFRS 10” means IFRS 10, Consolidated Financial Statements.

“IFRS 12” means IFRS 12, Disclosure of Interests in Other Entities.

“IFRS 13” means IFRS 13, Fair Value Measurements.

“IIHF” means the International Ice Hockey Federation.

“Inaria” means Inaria International, Inc.

“Inaria Acquisition” means the acquisition of substantially all of the assets of Inaria completed on October 16, 2012.

“IPO” means the initial public offering of Common Shares of the Company completed on March 10, 2011.

“Kohlberg Funds” means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which are Existing Holders and funds managed by Kohlberg Management VI, LLC.

“Kohlberg Offerings” means the secondary offerings of Common Shares completed by the Kohlberg Funds on October 17, 2012, February 6, 2013 and November 1, 2013.

“KSGI” means Kohlberg Sports Group Inc.

‘‘Lacrosse Entities Reorganization’’ means the reorganization of the Company’s lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

“Maverik” means Maverik Lacrosse LLC, which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Maverik Lacrosse Acquisition” means the acquisition of Maverik in June 2010.

“MD&A” means this management’s discussion and analysis of financial condition and results of operations of the Company for Fiscal 2014.

“Moody’s” means Moody’s Investor Services.

“NCAA” means the National Collegiate Athletic Association.

“Nike” means NIKE, Inc., including its affiliates, as applicable.

“NHL” means the National Hockey League.

“NHL Lockout” means the shortened NHL 2012-2013 season due to a labour dispute.

“Proportionate Voting Shares” means the proportionate voting shares of the Company.

“Purchase Agreement” means the definitive asset purchase agreement entered into on February 13, 2014 with the Sellers to acquire substantially all of the assets and assume certain liabilities relating to the Acquired Businesses.

“R&D” means research and development.

“Reebok” means Reebok International Ltd., a subsidiary of Adidas AG.

“Revolving Loan” means the $100.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Term Loan comprised the former Credit Facility.

“S&P” means Standard & Poor’s Ratings Services.

“Sellers” means, collectively, Easton-Bell Sports, Inc. and certain of its affiliates.

“SFIA” means the Sports and Fitness Industry Association.

“SG&A” means selling, general and administrative.

“Term Loan” means the $100.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Revolving Loan comprised the former Credit Facility.

“USA Hockey” means USA Hockey, Inc.

“USSSA” means United States Specialty Sports Association.

“US Lacrosse” means US Lacrosse, Inc.